Mail Stop 3561

January 5, 2007

Dr. John Todd, President
Protokinetix, Inc.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

> **Re:** **Protokinetix, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2005**
> **Supplemental Response dated December 6, 2006**
> **File No. 0-32917**

Dear Dr. Todd:

We have reviewed your filings and supplemental response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Financial Statements

1. With respect to our previous comment 1, we note your response to us. It does not appear you have a basis for recording the intangible assets since the development of your future products are based on "the success of on-going scientific research" and the research may take years to complete. Additionally, you have a history of operating losses. Please revise to restate your financial statements as of December 31, 2005, or explain to us in as much detail as necessary, how the $3,110,000 meets the definition of an asset in accordance with generally accepted accounting principles.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before January 29, 2007. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies